                                       Filed by Source Interlink Companies, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                               pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934


                                                                Subject Company:
                                                    Alliance Entertainment Corp.
                                                 (Commission File No. 001-13054)





Contact: Todd Fromer or Michael Cimini
KCSA Worldwide
212-682-6300


           SOURCE INTERLINK ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS


BONITA SPRINGS, FL, JANUARY 18, 2005 -- SOURCE INTERLINK COMPANIES, INC. (NASDAQ:SORC), the largest direct-to-retail magazine distribution/fulfillment company in North America and a leading provider of magazine information and front-end management services for retailers, today announced it has scheduled a special meeting of shareholders on February 28, 2005 at Source Interlink's corporate headquarters in Bonita Springs, FL, to vote on the Company's recent merger agreement with Alliance Entertainment Corp. Definitive proxy materials are expected to be mailed to shareholders on or about January 25, 2005.

Leslie Flegel, Source Interlink Chairman and Chief Executive Officer, said, "Our previously announced merger of Source Interlink and Alliance Entertainment Corp. is proceeding more quickly than we expected. We are pleased with the favorable reception we have received from members of the retailing and investment communities.

"Preliminary results of the Alliance holiday season, which are generally indicative of fourth quarter results, are better than we expected. At December 31, 2004, Alliance had $13.9 million of cash (or cash equivalents) and no outstanding borrowings under its revolving credit facility and no long term debt whatsoever except for a mortgage on their Coral Springs facility. We anticipate that after giving effect to the merger the combined company will have a tangible net worth of more than $80 million at March 1, 2005 before transaction expenses. We have recently received indications that two significant financial institutions are willing to establish credit facilities entitling the combined company to borrow approximately $200 million, subject to available borrowing base. We consider this development as an indication of the financial strength and strong balance sheet that we expect Source Interlink to have following this merger."


The company reiterated that the transaction is expected to be accretive to Source Interlink in the first year after closing, exclusive of one time costs.



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ABOUT SOURCE INTERLINK COMPANIES

Source Interlink Companies is a leading provider of fulfillment and marketing services to retail companies who collectively operate approximately 80,000 stores, most major magazine publishers and consumer product manufacturers of confections and general merchandise. Its business consists of three interrelated operating groups: Magazine Fulfillment, In-Store Services and Wood Manufacturing.

o The Magazine Fulfillment group provides domestic and foreign titled magazines to specialty retailers, such as bookstores and music stores, and to mainstream retailers, such as supermarkets, discount stores, drug stores, convenience stores and newsstands. This group also exports domestic titled magazines from more than 100 publishers to foreign markets worldwide. The group provides fulfillment services to more than 23,000 retail stores, 7,000 of which also benefit from our selection and logistical procurement services.

o In-Store Services assists retailers in the mainstream retail market with the design, manufacture and implementation of their front-end merchandising programs. This group provides other value-added services to retailers, publishers and other vendors, including assistance with publisher rebate and other fee collection as well as access to real-time sales and marketing information on more than 10,000 magazine titles, enabling customers to make more informed decisions regarding product placement and distribution.

o Custom Wood Manufacturing designs and manufactures wood displays and store fixtures for leading specialty retailers.

For more information on Source Interlink Companies, please visit the company's website, http://www.sourceinterlink.com/.

                              SAFE HARBOR STATEMENT

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, timing of the merger, future business operations, plans, strategies and financial results, projections of earnings, revenues, synergies, accretion or other financial items, the execution of integration plans, the anticipated timing of filings, the mailing of the proxy statement, the shareholder meeting and approvals relating to the merger, the tangible net worth of the combined company after giving effect to the merger, the establishment and availability of a credit facility for the combined company and any statements of belief and any statements of assumptions underlying any of the foregoing.

These forward-looking statements reflect Source Interlink's and Alliance Entertainment's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Factors that could cause actual results to differ include: (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Source Interlink and Alliance Entertainment; (ii) an evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company's product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) regulatory or other delays in completing the proposed merger in a timely manner or at all; (vi) the ability to attract and retain employees pending the consummation of the merger and thereafter; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed



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previously and from time to time in Source Interlink's filings with the
Securities and Exchange Commission, including Source Interlink's annual report on Form 10-K for the fiscal year January 31, 2004 and Source Interlink's registration statement on Form S-4 filed with the Securities and Exchange Commission on December 27, 2004.

Source Interlink and Alliance Entertainment do not intend to and disclaim any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

                ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed merger between Source Interlink and Alliance Entertainment Corp. described in this press release, Source Interlink filed a registration statement on Form S-4 including a proxy statement/prospectus and other materials with the Securities and Exchange Commission on December 27, 2004 (File No. 333-121656). Investors and security holders are urged to read these materials and any other relevant materials filed by Source Interlink with the SEC when they become available because they will contain important information about Source Interlink, Alliance and the merger. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning Source Interlink at the Securities and Exchange Commission's website, http://www.sec.gov.

Source Interlink and its respective board members and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Source Interlink in connection with the merger agreement. Information about the board members and executive officers of Source Interlink, their ownership of Source Interlink shares and interests of such participants is set forth in the registration statement on Form S-4.